Exhibit 99.1

news release
Encana generates third quarter cash flow of US$1.2 billion, or $1.57 per share
Daily natural gas and liquids production grows 6 percent per share
Liquids production targets 80,000 bbls/d by 2015 from NGLs extraction
Financial and operating performance on track to achieve 2011 guidance
Calgary, Alberta (October 20, 2011) — Encana Corporation (TSX, NYSE: ECA) continued to deliver strong operational performance and solid financial results in the third quarter of 2011, growing natural gas and liquids production by 6 percent per share from the third quarter of 2010. Encana generated third quarter cash flow of US$1.2 billion, or $1.57 per share, and operating earnings were $171 million, or 23 cents per share. Encana’s commodity price hedges contributed $146 million in realized after-tax gains, or 20 cents per share, to cash flow. Total production in the third quarter was approximately 3.51 billion cubic feet of gas equivalent per day (Bcfe/d), an increase of 190 million cubic feet equivalent per day (MMcfe/d) from the same quarter of 2010.
“Encana delivered another excellent quarter in every aspect of its operations, achieving solid cash flow and operating earnings. Our third-quarter production growth of 6 percent per share puts us in line to achieve our 2011 targeted growth range of 5 to 7 percent per share. We are highly focused on core initiatives that will strengthen our financial capacity and position us for future growth. Through the expanded application of our resource play hub model — highly integrated and optimized production facilities that continually improve efficiencies — we continue to lower our capital and operating cost structures. The competitive sale of select midstream assets frees up capital for reinvestment in higher-return upstream projects. Recent transactions include agreements to sell a portion of our Piceance midstream assets and our interest in the Cabin Gas Plant for a total of about $800 million, and we are well advanced in the sale process for our midstream assets in the Cutbank Ridge area. The sales process for our North Texas Barnett shale assets is also moving ahead,” said Randy Eresman, Encana’s President & Chief Executive Officer.
Expanding natural gas liquids (NGLs) extraction and exploration on liquids-rich lands across North America
Encana is taking a comprehensive dual approach to growing liquids production — firstly, through extensive expansion of NGLs extraction from the company’s liquid-rich natural gas production and, secondly, through an aggressive grassroots exploration program targeting oil and liquids-rich natural gas plays across Encana’s extensive North American land base.
Deep Basin extraction projects target an additional 55,000 barrels per day (bbls/d) of NGLs by 2015
In the Deep Basin of Alberta and British Columbia, Encana has significantly expanded its NGLs extraction initiatives. The first step in this plan is scheduled to start up in December with the addition of about 5,000 bbls/d of NGLs production from expanded facilities at the Musreau natural gas processing plant. From its existing development plays, Encana expects to grow NGLs production by about 55,000 bbls/d by 2015, which would take the company’s total liquids production from the current level of about 25,000 bbls/d to about 80,000 bbls/d. Beyond this, Encana is pursuing extensive organic growth through a diverse exploration program on the company’s liquids-prone lands across North America.
Organic growth through promising liquids and oil exploration program
Encana is drilling about a dozen wells on five prospective liquids-rich and oil plays from Alberta to Mississippi — the Duvernay Shale in Alberta, the Niobrara formation in the DJ and Piceance basins in Colorado, the Collingwood Shale in Michigan and the Tuscaloosa Marine Shale in Mississippi. Early well results are encouraging and ongoing exploration drilling over the next few months will help define the scope and potential of these promising liquids-rich and oil opportunities and assist in determining the company’s capital investment allocation in 2012.

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“The tremendous operational success we’ve achieved by applying our extensive technical expertise in long-reach horizontal drilling and completions in natural gas reservoirs is highly transferable to growing production from liquids-prone reservoirs. We have a well-established methodology for extracting value from all our production, developing resource plays from the ground up through a low cost entry approach and through our relentless focus on lowering our cost structures. Over the next few years we expect to significantly increase liquids production in our portfolio,” Eresman said.
Expanding joint ventures; Kitimat LNG project advancing
Encana continues to attract new third-party investment to improve project returns through the acceleration of the development of the company’s enormous resource potential. In July, Encana expanded its Horn River farm-out agreement with the Canadian subsidiary of Korea Gas Corporation (KOGAS) at Kiwigana in northeast British Columbia. KOGAS agreed to invest a further C$185 million in approximately 20,000 additional acres of our promising Horn River lands. The original C$565 million, three-year agreement with KOGAS has enabled Encana to accelerate its drilling program in both the Kiwigana area of Horn River and at West Cutbank. In the Kiwigana area, drilling of the first well pad has concluded and, following completions work this coming winter, first natural gas production is expected in the spring of 2012. In the Kitimat liquefied natural gas (LNG) export project, progress continues as Canada’s National Energy Board last week approved a licence to export 1.4 billion cubic feet per day (Bcf/d) of natural gas for 20 years. The Kitimat LNG engineering study is expected in the new year and the partners are discussing long-term sales agreements with Pacific Rim customers.
Efficiency gains with long-reach Louisiana wells
At Haynesville, drilling and completions efficiencies continue to improve in both the company’s resource play hub development model and its remaining lease retention program. Encana received regulatory approval to drill additional long-reach horizontal wells in North Louisiana — a well-established technique that very effectively reduces supply costs and the number of wells required to produce an equivalent volume of natural gas. In the third quarter, Encana drilled two horizontal wells in the Sabine area of East Texas and two in the Haynesville in Louisiana. These wells are among the longest horizontal wells drilled in the region, averaging a horizontal length of 7,500 feet. One of the Haynesville wells surpassed 8,000 feet lateral length and a Sabine well reached a record measured depth of 22,350 feet. Each well is expected to have more than 30 completion stages — work that is planned for the fourth quarter of 2011.
Focusing on highest return projects and lowering costs
“Our hedging program continues to stabilize cash flow during this period of lower prices. We are aligning our growth rate more closely with the company’s capacity to generate cash flow and, over the next year, we are planning to direct an increasing portion of our investment to grow our oil and NGLs production from several projects on our liquids-rich lands. In all of these efforts, we focus on investing in our highest return projects. We have also been successful in attracting premium joint-venture partners to accelerate the value recognition of our enormous resource potential. We balance capital investment for long-term growth capacity within the reality of near-term market uncertainty currently caused by the supply-demand imbalance in the North American natural gas industry. As always, operational excellence to achieve the lowest cost production and maximize margins is at the forefront of all our efforts to enhance the long-term value of every Encana share,” Eresman said.
IMPORTANT INFORMATION
Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. As of January 1, 2011, Encana prepares its interim consolidated financial statements and comparative information in accordance with International Financial Reporting Standards (IFRS) 1, “First-time Adoption of International Financial Reporting Standards”, and with International Accounting Standard 34, “Interim Financial Reporting,” as issued by the International Accounting Standards Board. Prior to 2011, Encana’s financial statements were prepared in accordance with Canadian generally accepted accounting principles (previous GAAP). Reconciliations between previous GAAP and IFRS financial information can be found in the consolidated financial statements available on the company’s website at www.encana.com. Additional supplemental information will be posted on Encana’s website. Encana defines supply cost as the flat NYMEX natural gas price that yields an internal rate of return of 9 percent after tax, and does not include land costs.

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Third Quarter 2011 Highlights
Financial
•	Cash flow per share of $1.57, or $1.2 billion
•	Operating earnings per share of 23 cents, or $171 million
•	Net earnings per share of 16 cents, or $120 million
•	Capital investment, excluding acquisitions and divestitures, of $1.2 billion
•	Realized natural gas prices of $5.01 per thousand cubic feet (Mcf) and realized liquids prices of $82.43 per barrel (bbl). These prices include realized financial hedges
•	At the end of the quarter, debt to capitalization was 34 percent, debt to debt adjusted cash flow was 1.9 times and debt to adjusted EBITDA was 2.1 times
•	Paid dividend of 20 cents per share
Operating
•	Total production of 3.51 Bcfe/d
•	Natural gas production of 3.37 Bcf/d
•	NGLs and oil production of about 24,400 bbls/d
•	Operating and administrative costs of 84 cents per thousand cubic feet equivalent (Mcfe)
Strategic Developments
•
Encana Oil & Gas (USA) Inc., a subsidiary of Encana, agreed to sell a portion of its Piceance natural gas midstream assets in Colorado to a midstream company for approximately $590 million, subject to regulatory approvals and customary closing conditions. The sale is expected to close by the end of December, 2011.

•
Encana Oil & Gas (USA) Inc., a subsidiary of Encana, announced it had initiated a process to divest of its North Texas natural gas producing assets in the Fort Worth Basin located in the Barnett Shale play.

•
Encana Natural Gas Inc., a subsidiary of Encana, expanded its natural gas transportation infrastructure to market the alternative fuel to vehicles by opening a compressed natural gas (CNG) station in southern Alberta. Similar stations have been opened in Fort Lupton, Colorado, Sierra, British Columbia, Parachute, Colorado, as well as in Red River Parish, Louisiana.

•	Divested non-core upstream assets in North America for total proceeds of approximately $55 million and acquired approximately $51 million of upstream assets, for net divestitures of about $4 million.
Recent Developments
•
On October 14, 2011, Encana announced plans that will see NGLs extraction from the Resthaven natural gas processing plant increase from about 1,000 bbls/d to about 12,000 bbls/d. The growth is a result of Encana’s agreement with a midstream company, which will invest about C$230 million to expand the processing and liquids extraction capacity at Resthaven in west central Alberta.

•
On October 7, 2011, Encana announced that it has reached an agreement to sell its interest in the Cabin Gas Plant in the Horn River Basin of northeast British Columbia to Enbridge Inc. for approximately C$220 million. The sale is subject to regulatory approvals and customary closing conditions and is expected to close in December 2011.

•
Canada’s National Energy Board recently approved a licence for the Kitimat LNG project, owned 30 percent by Encana, to export the equivalent of 1.4 Bcf/d of natural gas for 20 years from the planned terminal on Canada’s West Coast.

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Financial Summary

(for the period ended September 30)	Q3	Q3	9 months	9 months
($ millions, except per share amounts)	2011	2010	2011	2010
Cash flow[1]	1,157	1,131	3,199	3,520
Per share diluted	1.57	1.53	4.34	4.74
Operating earnings[1]	171	85	352	548
Per share diluted	0.23	0.12	0.48	0.74

Earnings Reconciliation Summary

Net earnings (loss)	120	606	374	1,639
Deduct (Add back):
Unrealized hedging gain (loss), after tax	273	331	203	903
Exploration and evaluation, after tax	—	—	(78)	—
Gain (loss) on divestitures, after tax	1	51	110	113
Non-operating foreign exchange gain (loss), after tax	(325)	139	(213)	75
Operating earnings[1]	171	85	352	548
Per share diluted	0.23	0.12	0.48	0.74

1	Cash flow and operating earnings are non-GAAP measures as defined in Note 1 on Page 6.
Production & Drilling Summary

(for the period ended September 30)	Q3	Q3		9 months	9 months
(After royalties)	2011	2010	% Δ	2011	2010	% Δ
Natural gas (MMcf/d)	3,365	3,181	+6	3,291	3,169	+4
Natural gas production per 1,000 shares (Mcf/d)	4.57	4.32	+6	4.47	4.28	+4
NGLs and Oil (Mbbls/d) [1]	24	23	+4	24	24	0
NGLs and Oil production per 1,000 shares (Mcfe/d)	0.20	0.19	+5	0.20	0.19	+5
Total production (MMcfe/d)	3,512	3,322	+6	3,435	3,311	+4
Total production per 1,000 shares (Mcfe/d)	4.77	4.51	+6	4.67	4.47	+4
Capital investment ($ millions)	1,183	1,218	-3	3,589	3,338	+8
Net wells drilled	164	295	-44	768	894	-14

1	Thousand barrels per day
Strong natural gas production growth from key resource plays
Total production in the third quarter of 2011 was 3.51 Bcfe/d, up about 6 percent per share from 3.32 Bcfe/d in the third quarter of 2010. Natural gas production was also up 6 percent per share to 3.37 Bcf/d compared to 3.18 Bcf/d in the third quarter of 2010. Encana’s third quarter production growth was led by strong increases of about 70 percent in Haynesville, 13 percent in CBM and 16 percent in Greater Sierra, which includes Horn River where production more than tripled to about 100 MMcfe/d.

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Production from key resource plays

	Average Daily Production (MMcfe/d)
	2011				2010[1]					2009[1]
					Full					Full
Key Resource Play	YTD	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1	Year
USA Division
Jonah	501	496	498	510	559	521	545	574	595	601
Piceance	436	454	428	426	458	437	442	470	482	373
Texas	395	382	398	404	488	429	434	503	584	473
Haynesville	475	524	487	412	287	391	310	258	189	61
Canadian Division
Greater Sierra	264	275	266	252	236	240	238	247	218	204
Cutbank Ridge	531	539	535	518	461	511	515	445	371	379
Bighorn	252	261	257	238	240	247	260	253	198	176
CBM	473	473	476	469	431	445	419	426	434	450

Total key resource plays	3,327	3,404	3,345	3,229	3,160	3,221	3,163	3,176	3,071	2,717
Other production	108	108	110	106	161	132	159	168	194	286

Total production	3,435	3,512	3,455	3,335	3,321	3,353	3,322	3,344	3,265	3,003

1	2010 and 2009 results have been restated to reflect a realignment of key resource play areas.
Deep Panuke production field centre installation progresses
During the third quarter, the production field centre (PFC) at Encana’s Deep Panuke natural gas development offshore Nova Scotia was installed in the field about 250 kilometres southeast of Halifax. The subsea hookup program is expected to be completed by early November 2011 and first natural gas production from Deep Panuke is expected by the end of the first quarter of 2012. Initial production rates are expected to exceed 200 MMcf/d.
Third quarter natural gas and liquids prices

			9	9
	Q3	Q3	months	months
	2011	2010	2011	2010
Natural gas
NYMEX ($/MMBtu)	4.20	4.39	4.21	4.59
Encana realized gas price[1] ($/Mcf)	5.01	5.27	5.03	5.63
NGLs and Oil ($/bbl)
WTI	89.54	76.28	95.44	77.68
Encana realized liquids price[1]	82.43	61.79	85.33	65.30

1	Realized prices include the impact of financial hedging.
Encana’s risk management program continues to supplement revenue and stabilize cash flow
As a result of commodity price hedging in the third quarter, Encana’s before-tax cash flow was $216 million higher than what the company would have generated without its hedging program. Since 2006, Encana’s commodity price hedging program has resulted in about $7.9 billion of before-tax cash flow in excess of what would have been generated had the company not implemented a commodity price hedging program. Encana hedges the price on a portion of its production to provide greater certainty to cash flow generation, which adds stability to the funding of ongoing capital investment.
About 50 percent of natural gas production hedged for remainder of 2011 and 2012
Encana continues to manage natural gas price risks through its commodity price hedges. As of September 30, 2011, Encana has hedged approximately 1.8 Bcf/d, about 50 percent, of expected October to December 2011 natural gas production, at an average NYMEX price of $5.76 per Mcf. In addition, Encana has hedged approximately 2.0 Bcf/d of expected 2012 natural gas production at an average NYMEX price of $5.80 per Mcf and about 500 MMcf/d of expected 2013 natural gas production at an average price of $5.24 per Mcf.
Encana continually assesses its hedging needs and the opportunities available prior to establishing its capital program for the upcoming year. Risk management positions as at September 30, 2011 are presented in Note 18 to the unaudited Interim Consolidated Financial Statements.

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Corporate developments
Quarterly dividend of 20 cents per share declared
Encana’s Board of Directors has declared a quarterly dividend of 20 cents per share payable on December 30, 2011 to common shareholders of record as of December 15, 2011. Based on the October 19, 2011 closing share price on the New York Stock Exchange of $20.22, this represents an annualized yield of about 4 percent.
Encana 2011 guidance
Encana’s corporate guidance for 2011 is posted on the company’s website at www.encana.com.
Financial strength
Encana maintains a strong balance sheet. At September 30, 2011, approximately 88 percent of its outstanding debt was composed of fixed-rate debt with an average remaining term of about 12 years. At September 30, 2011, Encana had approximately $4.9 billion of committed revolving bank credit facilities, of which $3.8 billion remains unused. On October 12, 2011, Encana renewed its revolving bank credit facility for C$4.0 billion and extended the maturity date by four years to October 31, 2015. Encana is in the process of renewing a subsidiary credit facility for $1.0 billion and extending the maturity date to October 31, 2015. The credit facilities, which are provided by syndicates of banks, are available for general corporate purposes.
Encana is focused on maintaining investment grade credit ratings, capital discipline and financial flexibility. The company stewards its financial position to a variety of metrics. At September 30, 2011, the company’s debt to capitalization ratio was 34 percent. The company’s debt to debt adjusted cash flow was 1.9 times and debt to adjusted EBITDA was 2.1 times, on a trailing 12-month basis.
CONFERENCE CALL TODAY
11 a.m. Mountain Time (1 p.m. Eastern Time)
A conference call and webcast to discuss the results will be held for the investment community today, Thursday, October 20, 2011, beginning at 11:00 a.m. MT (1:00 p.m. ET). To participate, please dial (888) 231-8191 (toll-free in North America) or (647) 427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 4:00 p.m. ET on October 20 until midnight October 27, 2011 by dialing (800) 642-1687 or (416) 849-0833 and entering passcode 27940948.
A live audio webcast of the conference call will also be available via Encana’s website, www.encana.com, under Investors/Presentations & events. The webcast will be archived for approximately 90 days.
NOTE 1: Non-GAAP measures
This news release contains references to non-GAAP measures as follows:
•
Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, and net change in non-cash working capital. Free cash flow is a non-GAAP measure that Encana defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities. Debt to debt adjusted cash flow is a non-GAAP measure defined as debt divided by cash flow before interest expense net of tax.

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•
Operating earnings is a non-GAAP measure defined as net earnings excluding non-recurring or non-cash items that management believes reduces the comparability of the company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, exploration and evaluation expenses, impairments and impairment reversals, gains/losses on divestitures, foreign exchange gains/losses and the effect of changes in statutory income tax rates.

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Capitalization is a non-GAAP measure defined as current and long-term debt plus shareholders’ equity. Debt to capitalization and debt to adjusted EBITDA are two ratios that management uses as measures of the company’s overall financial strength. EBITDA is defined as earnings before interest, taxes, depreciation and amortization.

•
Adjusted EBITDA is a non-GAAP measure defined as net earnings before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest, accretion of asset retirement obligation, depreciation, depletion and amortization, exploration and evaluation expenses and impairments.

These measures do not have standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures provided by other issuers. These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.
Encana Corporation
Encana is a leading North American natural gas producer that is focused on growing its strong portfolio of natural gas resource plays in key basins from northeast British Columbia to Texas and Louisiana. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING OIL AND GAS INFORMATION — In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: ability to sell certain midstream assets to free up capital for reinvestment, including the planned sale in Cutbank Ridge and the expected proceeds from the sale of Piceance midstream assets and company’s interest in the Cabin Gas Plant and their expected closing dates; ability to sell the North Texas property in the Barnett Shale and a portion of Jean Marie property; expectations relating to increased NGLs, oil and other liquids production and the expected timing thereof, including up to 2015; ability to attract joint venture partners and third-party investments, including for lands in the Cutbank Ridge area; 2011 target growth rate per share; expectations for the 2012 budget; ability to negotiate long term off-take agreements for the Kitimat LNG terminal; expectation to increase production of oil and liquids rich natural gas; expectation to lower natural gas supply cost; expectation for hedging program to supplement revenue and stabilize cash flow; expected start up date for first gas at Deep Panuke, including expected initial production rate; expected efficiencies to be generated by resource play hub approach; potential of resource plays and proposed developments in these plays; projections contained in 2011 guidance (including estimates of cash flow per share, upstream operating cash flow, natural gas and NGLs production, growth per share, capital investment, net divestitures, and operating costs); target debt to capitalization, debt to debt adjusted cash flow and debt to adjusted EBITDA ratios; 2011 corporate guidance for each of the company’s key resource plays; expectation for the renewal of and extension of the term of Encana’s subsidiary’s credit facility; and ability to maintain investment grade credit ratings, capital discipline and financial flexibility. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: the risk that the company may not successfully divest particular assets and within the expected dates; the risk that the potential benefits of these transactions will not be realized; the risk that the company may not conclude potential joint venture arrangements or attract third party capital; volatility of and assumptions regarding commodity prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves and resources estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to replace and expand gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

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Forward-looking information respecting anticipated 2011 cash flow for Encana is based upon achieving average production of oil and gas for 2011 of between 3.475 Bcfe/d and 3.525 Bcfe/d, commodity prices for natural gas of NYMEX $4.50 — $5/Mcf, commodity prices for crude oil of (WTI) $85 — $95 per bbl and an estimated U.S./Canadian dollar foreign exchange rate of $0.95 — $1.05 and a weighted average number of outstanding shares for Encana of approximately 736.3 million.
Assumptions with respect to forward-looking information regarding expanding Encana’s NGLs production and extraction volumes are based on existing and expected expansions of natural gas processing facilities in areas where Encana operates and the continued expansion and development of NGLs production from existing properties within its asset portfolio.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contacts:	Media contacts:
Ryder McRitchie	Alan Boras
Vice-President, Investor Relations	Vice-President, Media Relations
(403) 645-2007	(403) 645-4747

Lorna Klose	Carol Howes
Manager, Investor Relations	Manager, Media Relations
(403) 645-6977	(403) 645-4799

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